Exhibit 99.1

FOR IMMEDIATE RELEASE

Françoise Colpron Appointed to Celestica’s Board of Directors

TORONTO, October 17, 2022 -- Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, is pleased to announce the appointment of Françoise Colpron to its Board of Directors effective October 1, 2022.

“I want to extend a warm welcome to Françoise as she joins our Board of Directors,” said Mike Wilson, Chair, Celestica’s Board of Directors. “Her extensive business and legal experience in a global environment, primarily in manufacturing will be a benefit to us as we continue to ensure Celestica is positioned for long-term growth.”

Ms. Colpron has a wide range of business and legal experience in a global environment, including substantial automotive industry experience. She most recently served as Group President, North America of Valeo, a global automotive supplier listed on the Paris Stock Exchange, where she was responsible for the activities of the Group in the United States, Mexico and Canada. She currently serves on the Board of Directors of Sealed Air Corporation, a New York Stock Exchange-listed global packaging solutions company. Ms. Colpron earned a Civil Law degree from the Université de Montréal, and is a member of both the Quebec and Michigan bar associations.

Celestica remains committed to supporting diversity and inclusion, and the Board of Directors is pleased to have achieved its gender diversity target of 30% women on the Board.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Contacts

Celestica Global Communications

(416) 448-2200

media@celestica.com

Celestica Investor Relations

(416) 448-2211

clsir@celestica.com